Consolidated Financial Statements of

TRANSGLOBE ENERGY CORPORATION

December 31, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of TransGlobe Energy Corporation:

We have audited the accompanying consolidated balance sheets of TransGlobe Energy Corporation (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Calgary, Canada
February 29, 2008 (except as to Notes 15 c, d, and e which are as of February 10, 2009)

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 2 and 16 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders on the consolidated financial statements of TransGlobe Energy Corporation, dated February 29, 2008 (except as to Notes 15 c, d, and e which are as of February 10, 2009), is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Canada
February 29, 2008 (except as to Notes 15 c, d, and e which are as of February 10, 2009)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of TransGlobe Energy Corporation:

We have audited the internal control over financial reporting of TransGlobe Energy Corporation (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. As described in the Management Report, management excluded from its assessment the internal control over financial reporting at Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc., which was acquired on September 25, 2007 and whose financial statements constitute 55 percent and 35 percent of net and total assets, respectively, 8 percent of revenues, and 9 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada United States of America Reporting Difference referring to a change in accounting principle.

Independent Registered Chartered Accountants
Calgary, Canada
February 29, 2008

TRANSGLOBE ENERGY CORPORATION

Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

	December 31, 2007	December 31, 2006
	(Note 15e)	(Note 15e)
ASSETS
Current
Cash and cash equivalents	$12,729	$8,836
Accounts receivable	14,408	4,026
Prepaid expenses	320	437
Discontinued operations (Note 15e)	4,300	4,569
	31,757	17,868

Property and equipment (Note 4, 11)	116,288	54,637
Deferred financing costs (Note 5)	-	371
Goodwill (Note 3)	4,313	-
Discontinued operations (Note 15e)	51,861	43,597

	$204,219	$116,473

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,790	$8,125
Derivative commodity contracts (Note 13)	7,098	-
Current portion of long-term debt (Note 5)	4,727	-
Discontinued operations (Note 15e)	6,648	5,382
	26,263	13,507

Long-term debt (Note 5)	51,958	-
Discontinued operations (Note 15e)	2,755	2,171
	80,976	15,678

Commitments and contingencies (Note 12)

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	50,128	49,360
Contributed surplus (Note 6d)	3,562	2,863
Accumulated other comprehensive income (Note 2, 9)	11,766	3,212
Retained earnings	57,787	45,360
	123,243	100,795

	$204,219	$116,473

See accompanying notes.

APPROVED ON BEHALF OF THE BOARD

Ross G. Clarkson, Director	Fred J. Dyment, Director

TRANSGLOBE ENERGY CORPORATION

Consolidated Statements of Income and Retained Earnings
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006
	(Note 15e)	(Note 15e)
REVENUE
Oil and gas sales, net of royalties and other	$67,628	$56,836
Derivative loss on commodity contracts (Note 13)	(7,979)	(83)
Other income	183	283
	59,832	57,036

EXPENSES
Operating	11,056	8,108
General and administrative	6,743	4,674
Foreign exchange loss (gain)	5	(12)
Interest on long-term debt	1,450	-
Depletion, depreciation and accretion	19,568	11,805
	38,822	24,575

Income before income taxes	21,010	32,461
Income taxes – current (Note 7)	12,630	9,129

Net income from continuing operations	8,380	23,332
Net income from discontinued operations (Note 15e)	4,422	2,863

NET INCOME	12,802	26,195

Purchase of common shares (Note 6b)	(375)	-
Retained earnings, beginning of year	45,360	19,165

RETAINED EARNINGS, END OF YEAR	$57,787	$45,360

Net income per share from continuing operations (Note 10)
Basic	$0.14	$0.40
Diluted	$0.14	$0.39
Net income per share from discontinued operations (Note 10)
Basic	$0.07	$0.05
Diluted	$0.07	$0.04
Net income per share (Note 10)
Basic	$0.21	$0.45
Diluted	$0.21	$0.43

Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006
Net income	$12,802	$26,195
Other comprehensive income:
Foreign currency translation adjustment	8,554	(430)
COMPREHENSIVE INCOME	$21,356	$25,765

See accompanying notes.

TRANSGLOBE ENERGY CORPORATION

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006
	(Note 15e)	(Note 15e)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$12,802	$26,195
Net income from discontinued operations	4,422	2,863
Net income from continuing operations	8,380	23,332
Adjustments for:
Depletion, depreciation and accretion	19,568	11,805
Amortization of deferred financing costs	153	179
Stock-based compensation (Note 6d)	1,086	1,168
Unrealized loss on commodity contracts	7,098	83
Settlement of asset retirement obligations	(215)	(66)
Changes in non-cash working capital net of the effect of
acquisitions (Note 8)	1,370	(755)
Cash provided by continuing operations	37,440	35,746
Cash provided by discontinued operations	16,178	11,637
	53,618	47,383
FINANCING
Increase in long-term debt	63,000	-
Repayment of long-term debt	(5,000)	-
Purchase of common shares	(472)	-
Issue of common shares for cash	605	297
Deferred financing costs	(1,097)	(438)
	57,036	(141)
INVESTING
Exploration and development expenditures	(25,362)	(32,136)
Acquisition (Note 3)	(68,001)	-
Changes in non-cash working capital (Note 8)	(3,081)	4,620
Cash used by continuing operations	(96,444)	(27,516)
Cash used by discontinued operations	(10,535)	(23,004)
	(106,979)	(50,520)
Effect of exchange rate changes on cash and
cash equivalents	218	(107)

NET INCREASE (DECREASE) IN CASH AND CASH	3,893	(3,385)
EQUIVALENTS

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,836	12,221

CASH AND CASH EQUIVALENTS, END OF YEAR	$12,729	$8,836

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$1,384	-
Cash taxes paid	$12,630	$9,129
Cash and cash equivalents is comprised of cash on hand and
balances with banks	$12,729	$8,836

See accompanying notes.

TRANSGLOBE ENERGY CORPORATION	1
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (information prepared in accordance with generally accepted accounting principles in the United States is included in Note 16). In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

Nature of Business and Principles of Consolidation

The Company is engaged primarily in oil and gas exploration, development and production and the acquisition of properties. Such activities are concentrated in three geographic areas:

• Nuqra Block 1 and West Gharib area within the Arab Republic of Egypt (“Egypt”).
• Block 32, Block S-1, Block 72, Block 75 and Block 84 within the Republic of Yemen (“Yemen”).
• The Western Canadian Sedimentary Basin within Canada, until this area was sold in April, 2008 (see Note 15e).

Joint Ventures

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Currency Translation

The accounts of the self-sustaining Canadian operations are translated using the current rate method, whereby assets and liabilities are translated at year end exchange rates, while revenues and expenses are translated using average annual rates. Translation gains and losses relating to the self-sustaining Canadian operations are included in accumulated other comprehensive income as a separate component of shareholders’ equity.

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statements of Income and Retained Earnings.

Revenue Recognition

Revenues associated with the sales of the Company’s crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer. Crude oil and natural gas produced and sold by the Company below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue.

TRANSGLOBE ENERGY CORPORATION	2
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

International operations conducted pursuant to production sharing agreements (PSA’s) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSA’s, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, future income taxes are based on the difference between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company’s contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective national oil company out of its entitlement share of production sharing oil. Such amounts are included in income tax expense at the statutory rate in effect at the time of production.

Flow Through Shares

The Company has financed a portion of its prior years’ exploration and development activities in Canada through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recorded for the income tax amount related to the renounced deductions.

Net Income Per Share

Basic net income per share is calculated using the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by giving effect to the potential dilution that would occur if stock options were exercised. Diluted net income per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price.

TRANSGLOBE ENERGY CORPORATION	3
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments such as treasury bills with original maturity of less than 90 days.

Inventories

Product inventories are valued at the lower of average cost and net realizable value on a first-in, first- out basis.

Property and Equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non- productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation, Depletion, Amortization and Impairment

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves as determined by independent reserve evaluators. Gas reserves and production are converted into equivalent units using the energy equivalency conversion method of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 percent in a particular country, in which case a gain or loss on disposal is recorded.

TRANSGLOBE ENERGY CORPORATION	4
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation, Depletion, Amortization and Impairment (Continued)

An impairment loss is recognized in net income if the carrying amount of a country (cost centre) is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than carrying amount, the impairment is the amount by which the carrying amount exceeds the sum of:

i.	the fair value of proved plus probable reserves; and
ii.	the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Furniture and fixtures are depreciated at declining balance rates of 20 to 30 percent.

Asset Retirement Obligations

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recognized when incurred. The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Asset retirement costs for natural gas and crude oil assets are amortized using the unit-of-production method.

Amortization of asset retirement costs are included in depletion, depreciation and accretion on the Consolidated Statements of Income and Retained Earnings. Increases in the asset retirement obligation resulting from the passage of time are recorded in depletion, depreciation and accretion in the Consolidated Statements of Income and Retained Earnings. Actual expenditures incurred are charged against the accumulated obligation.

Stock-based Compensation

The Company records compensation expense in the Consolidated Financial Statements for stock options granted to employees and directors using the fair value method. Fair values are determined using the lattice-based binomial option pricing model in 2007 and 2006 and the Black-Scholes option pricing model in 2005 and prior years. Compensation costs are recognized over the vesting period.

Derivative Financial Instruments

Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

TRANSGLOBE ENERGY CORPORATION	5
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

Measurement Uncertainty

Timely preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depletion, depreciation and amortization, asset retirement costs and obligations, future income taxes, and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

2.	CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Comprehensive Income, Hedges and Equity

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 1651, Foreign Currency Translation, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide requirements for the recognition and measurement of financial instruments in the balance sheet, reporting gains or losses in the financial statements and the use of hedge accounting.

TRANSGLOBE ENERGY CORPORATION	6
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

2.	CHANGES IN ACCOUNTING POLICIES (Continued)

Under Section 3855, all financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to- maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost the classification of all financial instruments is the same at inception and at December 31, 2007. The Company has elected to classify all derivatives and embedded derivatives as held-for trading, which are measured at fair value with changes being recognized in net income, and the Company has maintained its policy not to use hedge accounting. The Company elected January 1, 2008 as the transition date for embedded derivatives.

Carrying value and fair value of financial assets and liabilities as at December 31, 2007 are summarized as follows:

Classification (000s)	Carrying Value	Fair Value
Held-for-trading	$5,631	$5,631
Loans and receivables	14,408	14,408
Held-to-maturity	-	-
Available-for-sale	-	-
Other liabilities	64,232	65,547

Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Due to the issuance of Section 1530, Section 1650 has been replaced by Section 1651 which establishes new standards for presentation of exchange gains and losses arising from the translation of self-sustaining foreign operation in Other Comprehensive Income. Therefore, the Company has restated prior periods to include cumulative translation adjustment on self-sustaining operations as Other Comprehensive Income.

TRANSGLOBE ENERGY CORPORATION	7
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

2.	CHANGES IN ACCOUNTING POLICIES (Continued)

Section 3251, Equity, which replaces Section 3250, Surplus, establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this section is a requirement for an entity to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period.

Variable Interest Entities

Effective January 1, 2007, the Company adopted EIC 163, Determining the variability to be considered in applying AcG-15 (Variable Interest Entities). The EIC provides guidance on those arrangements where application of either the cash flow method or the fair value method does not result in a clear determination as to whether those arrangements are variable interests or creators of variability. The Committee reached a consensus that variability to be considered should be based on the design of the entity as determined through analyzing the nature of the risks in the entity and the purpose for which the entity was created, as well as the variability (created by the risks) the entity is designed to create and pass along to its interest holders. The adoption of EIC 163 had no effect on the Company’s Consolidated Financial Statements.

Recent accounting pronouncements

Capital Disclosures

The Accounting Standards Board (AcSB) issued Canadian Institute of Chartered Accountants (CICA) Section 1535, Capital Disclosures. The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new requirements are effective for annual and interim periods beginning on or after October 1, 2007, and, upon adoption, are not expected to materially impact the Consolidated Financial Statements.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised recommendations of Section 1506, Accounting Changes. The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The guidance was effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

The only impact of adopting this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862, Financial Instruments Disclosures, and Section 3863, Financial Instruments Presentations, which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on January 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

TRANSGLOBE ENERGY CORPORATION	8
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

2.	CHANGES IN ACCOUNTING POLICIES (Continued)

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064,

Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its Consolidated Financial Statements.

International Financial Reporting Standards

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

3.	BUSINESS COMBINATION

On September 25, 2007, TransGlobe acquired all of the common shares of two private companies, Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc., (“Drucker”) for cash consideration of $67.7 million. The results of Dublin’s and Drucker’s operations have been included in the consolidated financial statements since that date. Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in Egypt (Dublin is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and bank debt of $63.0 million.

The acquisition has been accounted for using the purchase method and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$67,684
Transactions costs	317
$68,001

Allocation of purchase price (000s)
Property and equipment	$54,823
Goodwill	4,313
Working capital, net of cash acquired	8,865
$68,001

TRANSGLOBE ENERGY CORPORATION	9
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

3.	BUSINESS COMBINATION (Continued)

In December 2007, TransGlobe adjusted its estimate of acquisition costs and settlement of the post- closing adjustments relating to the acquisition. This resulted in a decrease to goodwill of $0.2 million.

4.	PROPERTY AND EQUIPMENT

Egypt
(000s)	2007	2006
Oil and gas properties	$68,460	$7,683
Furniture and fixtures	1,144	199
Accumulated depreciation	(3,177)	(43)
Write-off of dry hole costs	(4,111)	-
	$62,316	$7,839

During the year, the Company acquired all of the shares of Dublin and Drucker who together hold a 70% working interest in the West Gharib Production Sharing Concession (“PSC”). TransGlobe has assumed operatorship of the West Gharib Concession Agreement. The eight approved West Gharib development leases are valid for 20 years, expiring between 2019 and 2026. One additional development lease at East Hoshia was subsequently approved by EGPC in early 2008. Eight of the nine development leases (excluding the Hana development lease) are encumbered with a 25% financial interest through an investment agreement between Dublin and a private company. The 25% financial interest is non-voting but otherwise is treated as a 25% participating interest partner.

The Contractor is in the first three year extension period of the Nuqra Concession Agreement which expires in July 2009. One additional extension period of three years is available to the Contractor at its option.

The Company capitalized general and administrative costs relating to exploration and development activities of $0.8 million (2006 - $1.1 million). The remaining costs related to drilling preparation and geological and geophysical activity. Unproven property costs in the amount of $13.3 million of which $4.1 million of dry hole costs were considered impaired during the year and written off to depletion, depreciation and accretion, leaving $9.2 million in 2007 (2006 - $7.7 million) of unproven property costs that were excluded from costs subject to depletion and depreciation.

Yemen
(000s)	2007	2006

Oil and gas properties
- Block S-1	$63,909	$54,410
- Block 32	40,449	34,060
- Block 72	5,301	2,373
- Block 75	571	250
- Block 84	41	15
- Other	129	96
Accumulated depletion and depreciation	(57,237)	(45,080)
	$53,163	$46,124

TRANSGLOBE ENERGY CORPORATION	10
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

4.	PROPERTY AND EQUIPMENT (Continued)

The Company has working interests in five blocks in Yemen: Block 32, Block S-1, Block 72, Block 75 and Block 84. The Block 32 (13.81087%) Production Sharing Agreement (“PSA”) continues to 2020, with provision for a five year extension. The Block S-1 (25%) PSA continues to 2023, with provision for a five year extension. The Contractor (Joint Venture Partners) is in the first exploration period of the Block 72 (33%) PSA which has been extended to January 2009, at which time the Contractor can elect to proceed to the second exploration period. The Block 84 (33%) and Block 75 (25%) PSA’s are in the ratification process with the Republic of Yemen.

During the year the Company capitalized overhead costs relating to exploration and development activities of $0.7 million (2006 - $0.4 million). Unproven property costs in the amount of $5.0 million in 2007 ($2.6 million in 2006) were excluded in the costs subject to depletion and depreciation representing some of the costs incurred at Block 72, Block 75 and Block 84.

Ceiling Test

An impairment test calculation was performed on property and equipment at December 31, 2007 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceed the carrying amount of oil and gas property and equipment for each cost centre.

The following table outlines prices used in the impairment test at December 31, 2007:

	Oil
Year	Egypt	Yemen
2008	$64.86	$88.12
2009	62.29	84.80
2010	61.08	83.23
2011	59.93	81.83
2012	59.53	81.30
Thereafter(1)	2%	2%

(1)	Percentage change represents the increase in each year after 2012 to the end of the reserve life.

TRANSGLOBE ENERGY CORPORATION	11
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

5.	LONG-TERM DEBT

(000s)	2007	2006
Revolving Credit Agreement	$50,000	$-
Term Loan Agreement	8,000	-
	58,000	-
Unamortized transaction costs	(1,315)	-
	56,685	-

Current portion of long-term debt	4,727	-
	$51,958	$-

In September 2007, the Company increased its initial borrowing base of $25.0 million to $50.0 million under the Revolving Credit Agreement and established a new Term Loan Agreement of $13.0 million, which both expire on September 19, 2010. Both borrowing facilities are secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement and the Term Loan Agreement bear interest at the Eurodollar Rate plus three percent and plus six percent, respectively. The Company incurred fees of $1.1 million to establish the long-term debt and reclassified previously unamortized financing costs in the amount of $0.3 million.

The future debt payments on long-term debt, as of December 31, 2007, are as follows:

(000s)
2008	$4,727
2009	$3,273
2010	$50,000

6.	SHARE CAPITAL

	a)	Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

	b)	Issued

	2007		2006
	No. of		No. of
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of year	58,883	$49,360	58,473	$48,922
Stock options exercised (c)	860	605	410	297
Stock based compensation on exercise	-	260	-	141
Purchase of common shares	(116)	(97)	-	-
Balance, end of year	59,627	$50,128	58,883	$49,360

During the year ended December 31, 2007, TransGlobe repurchased 115,900 common shares of the Company pursuant to a Normal Course Issuer Bid for a total of $0.5 million. The cost to repurchase common shares in excess of their average book value has been charged to retained earnings.

TRANSGLOBE ENERGY CORPORATION	12
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

6.	SHARE CAPITAL (Continued)

c)	Stock Options

The Company adopted a stock option plan in May 2007 (the “Plan”). The maximum number of common shares to be issued upon the exercise of options granted under the Plan is 5,888,300 common shares. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Stock options granted prior to February 1, 2005 vest as to 50% of the options, six months after the grant date, and as to the remaining 50%, one year from the grant date. Effective February 1, 2005; all new grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date.

The following tables summarize information about the stock options outstanding and exercisable at December 31, 2007:

	2007		2006
	Number	Weighted-	Number	Weighted-
	of	Average	of	Average
(000s except per share amounts)	Options	Exercise Price	Options	Exercise Price
Options outstanding at beginning of year	3,110	$3.12	3,361	$2.76
Granted	1,091	$4.44	297	$4.60
Exercised	(860)	$0.53	(410)	$0.63
Forfeited	(405)	$5.01	(138)	$4.85
Options outstanding
at end of year	2,936	$4.11	3,110	$3.12
Options exercisable
at end of year	1,602	$3.69	2,143	$2.20

	Options Outstanding			Options Exercisable
	Number	Weighted-			Weighted-
	Out-	Average			Average
	standing	Remaining	Weighted-	Number	Remaining	Weighted-
	at Dec. 31,	Contractual	Average	Exercisable at	Contractual	Average
	2007	Life	Exercise	Dec. 31, 2007	Life	Exercise
Exercise Prices	(000s)	(Years)	Price	(000s)	(Years)	Price
C$0.63	20	0.5	C$0.63	20	0.5	C$0.63
C$3.26-C$4.91	1,647	2.7	C$3.82	875	1.2	C$3.32
C$6.03-C$7.74	975	2.8	C$6.20	667	2.8	C$6.20
C$5.19-C$5.31	294	4.5	C$5.24	-	-	-
	2,936	2.9	C$4.73	1,562	1.9	C$4.51

TRANSGLOBE ENERGY CORPORATION	13
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

6.	SHARE CAPITAL (Continued)

d)        Stock-based Compensation

Compensation expense of $1.1 million has been recorded in general and administrative expenses in the Consolidated Statements of Income and Retained Earnings in 2007 (2006- $1.2 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during the year and the assumptions used in their determination are as noted below:

	2007	2006
Weighted average fair market value
per option (C$)	$ 1.94	$ 2.23
Risk free interest rate (%)	4.60	4.09
Expected lives (years)	5.00	5.00
Expected volatility (%)	45.92	48.79
Dividend per share	0.00	0.00
Early exercise (Year 1/Year 2/Year
3/Year 4/Year 5)	0%/10%/20%/30%/40%	0%/10%/20%/30%/40%

During the year, employees exercised 860,000 stock options. In accordance with Canadian generally accepted accounting principles, the fair value related to these options was $0.3 million at time of grant and has been transferred from contributed surplus to common shares.

(000s)	2007	2006
Contributed surplus, beginning of year	$2,863	$1,908
Stock-based compensation expense	959	1,096
Transfer of stock-based compensation expense to common
shares related to stock options exercised	(260)	(141)
Contributed surplus, end of year	$3,562	$2,863

7.	INCOME TAXES

Current income taxes in the amount of $12.6 million (2006 - $9.1 million) represents income taxes incurred and paid under the laws of Yemen pursuant to the PSA on Block 32 and Block S-1 and Egypt pursuant to the PSC on the West Gharib Concession.

TRANSGLOBE ENERGY CORPORATION	14
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

8.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in operating non-cash working capital consisted of the following:

(000s)	2007	2006
Operating activities
Decrease (increase) in current assets
Accounts receivable	$(10,384)	$(1,892)
Prepaid expenses	(63)	187
Product inventory	-	163
Working capital acquired	9,108	-
Increase in current liabilities
Accounts payable and accrued liabilities	2,709	787
	$1,370	$(755)
Investing activities
Decrease (increase) in current assets
Accounts receivable	$-	$1,254
Prepaid expenses	180	(378)

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(3,261)	3,744
	$(3,081)	$4,620

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

(000s)	2007	2006
Accumulated other comprehensive income, beginning of year	$3,212	$3,642
Other comprehensive income:
Foreign currency translation adjustment	8,554	(430)
Accumulated other comprehensive income, end of year	$11,766	$3,212

TRANSGLOBE ENERGY CORPORATION	15
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

10.	NET INCOME PER SHARE

In calculating the net income per share, net income from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

(000s)	2007	2006
Weighted average number of shares outstanding	59,595	58,663
Dilution effect stock options	930	1,899
Weighted average number of diluted shares outstanding	60,525	60,562

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the year ended December 31, 2007, the Company excluded 2,187,000 options (2006 – 1,109,000) because their exercise price was greater than the annual average common share market price in this period.

11.	SEGMENTED INFORMATION

In 2007 and 2006, the Company had oil and natural gas production in three geographic segments, Egypt, Yemen and Canada. The geographic segment of Canada is reported as discontinued operations.

The results of operations for the year ended December 31, 2007 and December 31, 2006 are comprised of the following:

TRANSGLOBE ENERGY CORPORATION	16
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

11.	SEGMENTED INFORMATION (Continued)

(000s)	Egypt		Yemen		Total
	2007	2006	2007	2006	2007	2006
Oil and gas sales, net of
royalties and other	$6,529	$-	$61,099	$56,836	$67,628	$56,836
Other income	61	-	39	210	100	210
	6,590	-	61,138	57,046	67,728	57,046
Segmented expenses
Operating expenses	722	-	10,334	8,108	11,056	8,108
Depletion, depreciation
and accretion	7,255	37	12,157	11,623	19,412	11,660
Income taxes	1,735	-	10,895	9,129	12,630	9,129
Total segmented expenses	9,712	37	33,386	28,860	43,098	28,897
Segmented income (loss)	$(3,122)	$(37)	$27,752	$28,186	24,630	28,149

Non-segmented expenses
Derivative loss on commodity contracts (Note 13)					7,979	83
General and administrative					6,743	4,674
Interest on long-term debt					1,450	-
Foreign exchange loss (gain)					5	(12)
Depreciation					156	145
Other income					(83)	(73)
Total non-segmented expenses					16,250	4,817
Net income from continuing operations					8,380	23,332
Net income from discontinued operations (Note 15e)					4,422	2,863
Net income					$12,802	$26,195

Exploration and development	$6,904	$5,365	$18,437	$26,585	$25,341	$31,950
Corporate acquisition					68,001	-
Corporate					21	186
					$93,363	$32,136

Property and equipment	$62,316	$7,839	$53,163	$46,124	$115,479	$53,963
Goodwill	4,313	-	-	-	4,313	-
Other	13,464	357	5,906	7,453	19,370	7,810
Segmented assets	$80,093	$8,196	$59,069	$53,577	139,162	61,773
Non-segmented assets					8,896	6,534
Discontinued operations					56,161	48,166
Total assets					$204,219	$116,473

TRANSGLOBE ENERGY CORPORATION	17
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

12.	COMMITMENTS AND CONTINGENCIES

The Company is committed to office and equipment leases over the next five years as follows:

(000s)
2008	372
2009	355
2010	301
2011	140
2012	21

Pursuant to the Nuqra Concession Agreement in Egypt, TransGlobe had a letter of credit in the amount of $0.3 million outstanding at December 31, 2007. As of January 9, 2008 the letter of credit has been cancelled.

Pursuant to the East Hoshia Development Lease in Egypt, the Company and its partners have committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $0.3 million.

Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period which has been extended to January 12, 2009, for exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur during 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

TRANSGLOBE ENERGY CORPORATION	18
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

Carrying values of financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these amounts.

Credit Risk

The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In Egypt, the Company sold all of its 2007 production to one purchaser. In Yemen, the Company sold all of its 2007 Block 32 production to one purchaser and all of its 2007 Block S-1 production to one purchaser. In Canada, the Company sold primarily all of its 2007 gas production to one purchaser and primarily all of its 2007 oil production to another single purchaser.

Commodity Price Risk Management
The Company has commodity price risk associated with its sale of crude oil and natural gas.

The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

Dated Brent
Pricing
Period	Volume	Type	Put Call

Crude Oil
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
November 1, 2007-March 31, 2008	5,000 Bbls/month	Financial Collar	$65.00-$89.35
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counter parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

TRANSGLOBE ENERGY CORPORATION	19
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Foreign currency exchange and interest rate risk

The Company’s operations are exposed to fluctuations in the foreign currency exchange rates. Variations in the foreign currency exchange rate could have a significant positive or negative impact. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts and receivable accounts to offset foreign currency payable and planned expenditures.

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest U.S. dollar-denominated debt. No derivative contracts were entered into during 2007 to mitigate this risk.

14.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current period presentation.

15.	SUBSEQUENT EVENTS

a)

On February 5, 2008, TransGlobe Energy Corporation announced the closing of the acquisition of privately-held GHP Exploration (West Gharib) Ltd. (“GHP”). TransGlobe acquired all the shares of GHP for $40.2 million, plus working capital adjustments, effective September 30, 2007. The acquisition is funded from bank debt and cash on hand. GHP holds a 30% interest in the West Gharib Concession area in Egypt.

	b)	On February 5, 2008, the Company increased its Term Loan Agreement of $8.0 million to $48.0 million. The Term Loan repayment terms increased to $4.8 million per quarter, commencing June 30, 2008.

c)

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the 25% financial interest in the eight non-Hana development leases. The total cost of the acquisition was $18.5 million, subject to closing adjustments to the effective date of June 1, 2008. This property acquisition was funded from bank debt of $15.0 million and cash on hand. In addition, the Company could pay up to an additional $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases. The value of the net assets acquired has been assigned to property and equipment. As a result of this property acquisition, TransGlobe now holds a 100% working interest in the West Gharib Concession in Egypt.

d)

On February 4, 2009, the Company announced it has entered into an agreement with a syndicate of underwriters, under which the members of the syndicate have agreed to purchase for resale, on a bought deal basis, 5,798,000 common shares of the Company at C$3.45 per Common Share to raise gross proceeds of approximately C$20.0 million. Closing of the Offering, which is subject to customary conditions and regulatory approvals, including approval of the Toronto Stock Exchange and the NASDAQ, is expected to occur on or about February 24, 2009. TransGlobe has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 869,700 Common Shares. This option is exercisable, in whole or in part, by the underwriters, in their sole discretion, at any time up to 30 days after closing. The maximum gross proceeds raised under the Offering will be approximately C$23.0 million, should the over- allotment option be exercised in full.

TRANSGLOBE ENERGY CORPORATION	20
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

15.	SUBSEQUENT EVENTS (Continued)

e)	Discontinued operations

On April 15, 2008, the Company entered into an agreement with a third party for the sale of its Canadian oil and natural gas interests. The sale price of the assets was C$56.7 million, subject to normal closing adjustments. The sale closed on April 30, 2008. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP on a retroactive basis and the consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended, have been restated accordingly. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

Discontinued operations as at December 31, 2007 included current assets of $4.3 million (2006 - $4.6 million), property and equipment of $50.0 million (2006 - $42.0 million), and a future income tax asset of $1.9 million (2006 - $1.6 million). Discontinued operations also included current liabilities of $6.6 million (2006 - $5.4 million) and asset retirement obligations of $2.8 million (2006 - $2.2 million).

	Year ended December 31
(000s)	2007	2006
Revenue
Oil and gas sales, net of royalties	$20,283	$13,261

Expenses
Operating	4,212	2,999
Depletion, depreciation and accretion	11,604	7,136
	15,816	10,135
Income from discontinued operations before
taxes	4,467	3,126
Future income tax recovery (expense)	(45)	(263)
Net income from discontinued operations	$4,422	$2,863

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the year ended December 31, 2007 of $0.5 million (2006 - $0.5 million). Unproven property costs of $3.9 million were excluded from the costs subject to depletion and depreciation for 2007 (2006 - $Nil).

TRANSGLOBE ENERGY CORPORATION	21
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

16.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP or Cdn. GAAP) which differ in certain material respects from those principles that the Company would have followed had its Consolidated Financial Statements been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) as described below:

Consolidated Statements of Income and Retained Earnings (Deficit)

Had the Company followed U.S. GAAP, the statement of income would have been reported as follows:

(000s, except per share amounts)	2007	2006
Net income from continuing operations for the year under Canadian GAAP	$8,380	$23,332
Adjustments:
Impairment of Property and equipment and goodwill – Egypt (a)	(10,615)	-
Net (loss) income from continuing operations for the year under U.S. GAAP	(2,235)	23,332
Net income from discontinued operations for the year – Canadian and U.S. GAAP	4,422	2,863
Net income for the year under U.S. GAAP	2,187	26,195
Purchase of common shares	(375)	-
Retained earnings, beginning of year - U.S. GAAP	45,565	19,370
Retained earnings, end of year - U.S. GAAP	$47,377	$45,565

Net (loss) income from continuing operations per share under U.S. GAAP
- Basic	$(0.03)	$0.40
- Diluted	$(0.03)	$0.39
Net income from discontinued operations per share under U.S. GAAP
- Basic	$0.07	$0.05
- Diluted	$0.07	$0.04
Net income per share under U.S. GAAP
- Basic	$0.04	$0.45
- Diluted	$0.04	$0.43

Statement of Other Comprehensive Income
(000s)	2007	2006
Net income – U.S. GAAP	$2,187	$26,195
Currency translation adjustment (d)	8,554	(430)
Other comprehensive income	$10,741	$25,765

TRANSGLOBE ENERGY CORPORATION	22
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

16.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA (Continued)

Consolidated Balance Sheets

Had the Company followed U.S. GAAP, the balance sheet would have been reported as follows:

(000s)	2007		2006
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S.
				GAAP
Current assets	$31,757	$31,757	$17,868	$17,868
Property and equipment (a)	116,288	109,986	54,637	54,637

Deferred financing costs (f)	-	1,315	371	371
Goodwill (a)	4,313	-	-	-
Other non-current assets	51,861	51,861	43,597	43,597
	$204,219	$194,919	$116,473	$116,473

Current liabilities	$26,263	$26,263	$13,507	$13,507
Long-term debt (f)	51,958	53,273	-	-
Other non-current liabilities	2,755	2,755	2,171	2,171
	80,976	82,291	15,678	15,678

Share capital (b, c)	50,128	51,831	49,360	51,063
Contributed surplus (b)	3,562	1,654	2,863	955
Accumulated other comprehensive income (d)	11,766	11,766	3,212	3,212
Retained earnings (b, c)	57,787	47,377	45,360	45,565
	123,243	112,628	100,795	100,795
	$204,219	$194,919	$116,473	$116,473

The reconciling items between share capital and retained earnings for Canadian and U.S. GAAP are $0.8 million related to escrowed shares, and $1.3 million related to flow through shares. The reconciling items between contributed surplus and deficit for Canadian and U.S. GAAP are $0.3 million for the adoption of stock-based compensation under Canadian GAAP and $2.0 million for the 2005 and 2004 stock-based compensation expense under Canadian GAAP, which was not expensed in 2005 under U.S. GAAP APB Opinion No. 25 as interpreted by FASB Interpretation No. 44. The reconciling item between share capital and contributed surplus is $0.4 million for the transfer of compensation expense related to options exercised in 2005 and prior.

TRANSGLOBE ENERGY CORPORATION	23
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

16.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA (Continued)

a)       Full Cost Accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respect. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing and before tax to determine whether impairment exists. In Canada, the impaired amount is measured using the fair value of reserves.

There are no impairment charges under Canadian GAAP as at December 31, 2007. Under U.S. GAAP, the unamortized capitalized cost of the Company’s Egyptian oil and gas properties exceeded the full cost ceiling limitation by $6.3 million, net of taxes, which was written off for U.S. GAAP purposes. This also resulted in an impairment charge to goodwill of $4.3 million. Because of the volatility of oil and natural gas prices, no assurance can be given that the Company will not experience a writedown in future periods.

b)       Stock-based Compensation

The Company has a stock-based compensation plan as more fully described in Note 7. Under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees and directors since January 1, 2002. For U.S. GAAP, the Company has adopted SFAS No. 123R effective January 1, 2006. As permitted by SFAS No. 123R, the Company has applied this change using modified prospective application for new awards granted after January 1, 2006 and for the compensation cost of awards that were not vested at December 31, 2005. In 2005 and prior periods, the Company used the intrinsic value method of accounting for stock options granted to employees and directors whereby no costs were recognized in the financial statements, per APB Opinion No. 25 as interpreted by FASB Interpretation No. 44.

The effect of applying APB Opinion No. 25 in 2005 and prior years to the Company’s U.S. GAAP financial statements resulted in a decrease to stock-based compensation in 2005 by $0.7 million (2004 - $1.3 million) and a corresponding decrease to the contributed surplus account. Also, the deficit would decrease by $0.3 million in 2004 with a corresponding decrease to the contributed surplus account relating to the 2004 adoption entry for Canadian GAAP that is not required for U.S. GAAP. Also, the share capital would decrease by $0.4 million for options exercised since the compensation expense was transferred into common shares for Canadian GAAP, this is not required for U.S. GAAP.

TRANSGLOBE ENERGY CORPORATION	24
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

16.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA (Continued)

c)       Future Income Taxes

The Company records the renouncement of tax deductions related to flow through shares by reducing share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders. U.S. GAAP requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares is recognized in the determination of income tax expense for the period. The effect of applying this provision to the Company’s financial statements would result in an increase in income tax expense and future tax liability by $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002 and $0.3 million in 2000 representing the tax effect of the flow through shares and a corresponding increase to share capital and decrease to future tax liability by $Nil in 2007, $Nil in 2006, $Nil in 2005, $Nil in 2004, $0.9 million in 2003, $0.1 million in 2002 and $0.3 million in 2000 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The effect of this change between Canadian and U.S. GAAP would result in an increase in future income tax expense and future tax liability of $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 representing the higher enacted tax rates over the substantively enacted tax rates and a corresponding reduction in future income tax expense and future tax liability of $Nil in 2007, $0.2 million in 2006, $0.2 million in 2005, $0.2 million in 2004 and $0.4 million in 2003 to record an additional valuation allowance against the increased tax asset.

d)       Escrowed Shares

For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 188,000 escrow shares were released resulting in an increase in share capital of $0.8 million with the offset to deficit.

TRANSGLOBE ENERGY CORPORATION	25
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

16.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA (Continued)

e)       Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted FASB Interpretation 48, Accounting For Uncertainty in Income Taxes (the “Interpretation” or “FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Under FIN 48, a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management’s assessment is that the position is “more likely than not” (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term “tax position” in FIN 48 refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Interpretation also provides guidance on measurement methodology, derecognition thresholds, financial statement classification and disclosures, recognition of interest and penalties, and accounting for the cumulative-effect adjustment at the date of adoption. Upon adoption, it was determined that there was no effect to TransGlobe.

Tax positions for TransGlobe and its subsidiaries are subject to income tax audits by tax jurisdictions throughout the world. For the Company’s major tax jurisdictions, examinations of tax returns for certain prior tax periods had not been completed as of December 31, 2007. In this regard, examinations had not been finalized for years beginning after 2003 for the Company’s Canadian federal income taxes. The Canadian Revenue Agency had commenced an examination of the Company’s Canadian income tax returns for 2005 to 2006 that is anticipated to be completed in 2008. For other tax jurisdictions, the earliest years for which income tax examinations had not been finalized were as follows: Egypt – 2007 and Yemen – 2007.

f)       Deferred Financing Costs

The Company has accounted for transaction costs different for Canadian and U.S. GAAP. Under Canadian GAAP transaction costs are included with the associated financial instrument whereas under U.S. GAAP transaction costs are presented separately.

g)       Recent Accounting Pronouncements

The Fair Value Option for Financial Assets and Financial Liabilities

The FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. The Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.

TRANSGLOBE ENERGY CORPORATION	26
Notes to the Consolidated Financial Statements
Years Ended December 31, 2007 and December 31, 2006
(Expressed in U.S. Dollars, unless otherwise stated)

16.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA (Continued)

The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of these new requirements on the Consolidated Financial Statements.

Fair Value Measurements
The FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of these new requirements on the Consolidated Financial Statements.

Offsetting Amounts Related to Certain Contracts
The FASB issued an amendment to FIN 39, Offsetting Amounts Related to Certain Contracts to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with this Interpretation.

The Amendment is effected for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of these new requirements on the Consolidated Financial Statements.

Business Combinations
In December 2007, the Financial Accounting Standards Board released FASB 141-R, Business Combinations. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is business combinations in the year ending December 31, 2009 for the Company. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company will assess the impact of this standard for Business Combinations occurring after January 1, 2009.

Noncontrolling Interests in Consolidated Financial Statements
In December 2007, the Financial Accounting Standards Board released FASB 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for the Company is the year ending December 31, 2009 and the interim periods within that fiscal year. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This standard currently does not impact the Company as it has full controlling interest of all of its subsidiaries.